                                                   File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)







John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)

Item 1.  Description of Proposed Transactions
---------------------------------------------

Introduction
------------

     New England Electric System (NEES) is a holding company created under the laws of The Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated January 1, 1926, as amended, and is registered under the Public Utility Holding Company Act of 1935.

     Two of NEES' subsidiaries currently occupy office complexes under long-term leases with John Hancock Life Insurance Company (John Hancock). John Hancock has indicated its willingness to sell its interest in the properties to NEES or a subsidiary thereof. As those NEES subsidiaries engaged in businesses other than the distribution and transmission of electric energy expand their operations, they may require new or additional office space. It may be desirable to own and occupy such space, as opposed to renting. Therefore, NEES believes it may be most efficient to concentrate such property ownership interests in a new subsidiary (Property Company). Property Company will be organized as a Massachusetts business trust with transferable shares, a Massachusetts corporation, or a limited liability company, with an initial capitalization of not exceeding $50 million. NEES proposes to make an initial equity investment in Property Company of at least $1 million and not more than $50 million. The ultimate debt-equity ratio of Property Company, and whether NEES' further equity interest will be represented by stock purchases, capital contributions, or open account advances, will depend on the nature of capital markets at the time of closing.

     The initial properties being considered for acquisition are:

     1. North Andover Service Building, Salem Turnpike (Route 114), North Andover, Massachusetts. The service building consists of approximately 105,500 square feet of gross building area, including a three-story office building and one-story warehouse building, and approximately 31 acres of land.

     The service building complex and related facilities are currently leased to Massachusetts Electric Company for a term of thirty-five years, commencing on January 1, 1967 and terminating on December 31, 2001. The lease contains the option for three additional five year renewal terms.

     2.   NEES Companies Headquarters Complex, 25 Research Drive,
Westborough, Massachusetts. The headquarters complex consists of a three-building complex operating as a single unit containing a gross building area of approximately 317,877 square feet, including a six-story office building, a two-story office building, and connecting common areas. The complex and related facilities are located upon approximately 25 acres of land. The headquarters complex and related facilities are currently leased to New England Power Service Company (the Service Company) under a long-term lease which expires on August 31, 1999. The lease contains the option for three additional five year renewal terms. New England Power Service Company has exercised the right to extend the lease for the first five-year renewal term.

     It is currently contemplated that after the acquisitions, the current leasing arrangements will remain in place, with Property Company merely replacing John Hancock as landlord under the terms and conditions remaining as previously negotiated in arms-length bargaining between the unaffiliated parties.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     The title examination, title insurance, surveys, and recording fees in connection with the transfers of the service building and the headquarters complex are estimated to be approximately $40,000.

     Incidental services in connection herewith will be performed by the Service Company at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated not to exceed $2,000.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     The proposed investment by NEES in the equity securities of the Property Company by NEES are subject to Sections 9(a) and 10 of the Act.

     Any capital contributions or open account advances by NEES are subject to Section 12(b) of the Act but exempted by Rule 45(b)4.

     To the extent the acquisition of the commercial real estate is an acquisition of an interest in another business, Sections 9(a) and 10 of the Act apply.

     The proposed issue and sale of the securities of Property Company is subject to Sections 6(a) and 7 of the Act.

     The continuation of lease of the service building and the headquarters complex to affiliates of the Property Company is subject to Section 12(f).

     EWG OR FUCO OWNERSHIP
     ---------------------

     Neither NEES nor any of its subsidiaries has an ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the 1935 Act. Additionally, neither NEES nor any subsidiary thereof is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and the subsidiaries thereof shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings. Further, any capital contribution to Property Company will not be used for the acquisition of an interest in an EWG or a FUCO.

Item 4.  Regulatory Approval
----------------------------

     No action by any state commission or Federal commission (other than the Securities and Exchange Commission) is necessary to carry out the proposed transactions.

Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that this statement become effective and be granted on or before December 28, 1998, or as soon thereafter as possible.

     The Companies (1) do not request a recommended decision by a hearing officer, (2) do not request a recommended decision by any other responsible officer of the Commission, (3) hereby specify that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (4) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
------------------------------------------

     (a)  Exhibits

      *   A    Constituent instruments of Property Company

      *   F    Opinion of Counsel

          H    Proposed Form of Notice

     * to be filed by amendment


     (b)  Financial Statements

          1-A  Balance Sheet of NEES (Parent Company only) at June 30,
               1998, Actual

     **   1-B  Statement of Income and Retained Earnings for NEES (Parent
               Company only) for twelve months ended June 30, 1998, Actual

          2-A  Consolidated Balance Sheet of NEES at June 30, 1998,
               Actual

     **   2-B  Statement of Consolidated Income for NEES for twelve months ended June 30, 1998, Actual

          27   Financial Data Schedule for NEES

     ** The proposed transactions will have no material, instant effect on the statements of income and retained earnings. Pro forma statements, therefore, are omitted.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
-------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC SYSTEM

                              s/John G. Cochrane

                           By
                             John G. Cochrane
                             Treasurer

Date:  November 4, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.